UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

MICROALGO INC.

(Registrant’s Name)

Unit 507, Building C, Taoyuan Street,

Long Jing High and New Technology Jingu Pioneer Park,

Nanshan District, Shenzhen, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Convertible Note Transaction with WiMi Hologram Cloud Inc.

On October 11, 2024, the Company entered into a Convertible Note Purchase Agreement (the “Note Purchase Agreement”) with WiMi Hologram Cloud Inc., a Cayman Islands company (“WiMi”) in connection with the issuance and sale of unsecured convertible notes in the aggregate principal amount of up to $25,000,000 and at an aggregate purchase price of up to $23,000,000 in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Transaction”).

On October 14, 2024, Company issued to WiMi a convertible note in the principal amount of $5,000,000 (the “Convertible Note”).

Pursuant to the Note Purchase Agreement, WiMi may elect to purchase additional convertible notes in closings in the same form of the Convertible Note in an aggregate principal amount not to exceed $20,000,000 in connection with the Transaction.

Notes issued under the Note Purchase Agreement will have a term of 360 days commencing on the effective date of each convertible note. Each convertible note will carry an aggregate original issue discount of 8% of the original principal amount of the note. The Company will bear the costs and other transaction expenses incurred in connection with the Transaction.

WiMi has the option to convert all or a portion of the outstanding balance under the Convertible Note and each additional convertible note into ordinary shares of US$0.01 each in the capital of the Company (the “ordinary shares”) pursuant to the following formula: conversion shares equals amount being converted divided by the conversion price, which is calculated as (A) the lowest market closing price of the Company’s ordinary shares in the 60 trading days preceding the date of conversion request (B) multiplied by 40% and (C) rounded down to the nearest 2 decimal places.

The conversion is subject to adjustment in the event of a share subdivision, share dividend, recapitalization, or similar transaction.

Any ordinary shares acquired by WiMi as a result of optional conversion under the Convertible Note and each additional convertible note will be subject to transfer restrictions in accordance with the Securities Act of 1933.

The Company will use the net proceeds from the offering of the Note for working capital and general corporate purposes.

The foregoing descriptions of the Note Purchase Agreement and the Convertible Note are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Note Purchase Agreement, and the Convertible Note, which are attached hereto as Exhibits 99.1, and 99.2.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Convertible Note Purchase Agreement
99.2	Form of Convertible Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2024

MicroAlgo Inc.

/s/ Min Shu
Min Shu
Chief Executive Officer

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